
02007174

3/21/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002

SEC FILE NUMBER
8-28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCE 500, INC.



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK 949/253-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



DEBRA L. WODARCK
Commission # 1249301
Notary Public - California
Orange County
My Comm. Expires Feb 9, 2004

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCE 500, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Report on Internal Control Structure	10-11

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Finance 500, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Finance 500, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
February 5, 2002

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash in bank		$ 86,988
Receivables:		
Commissions	$ 498,344	
Other	16,459	
Income tax	9,898	524,701
Deposits		25,000
Property and equipment, at cost - net of accumulated depreciation of $49,281		11,426
Total assets		$ 648,115

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable		$ 445,975
Accounts payable and other liabilities		26,185
Income taxes payable		800
Total liabilities		472,960
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Paid-in capital	100,000	
Retained earnings	60,155	
Total stockholder's equity		175,155
Total liabilities and stockholder's equity		$ 648,115

The accompanying notes are an integral part of the financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions income		$ 6,098,193
Listed income fees		659,856
Rebate fees		16,346
Other income		203,560
Total revenues		6,977,955
Expenses:		
Commissions	$ 4,938,648	
Salaries	693,322	
Depreciation	5,046	
Rent	250,525	
Consulting and professional fees	230,402	
Communications	153,875	
Equipment costs and supplies	142,729	
Registration fees	59,039	
Insurance	121,251	
Other operating expenses	538,178	
Total expenses		7,133,015
Loss before income taxes		(155,060)
Income taxes - State		800
Income tax benefit - Federal		(9,898)
Net loss		$ (145,962)

The accompanying notes are an integral part of the financial statements.

FINANCE 500, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 15,000	-	206,117	221,117
Capital contributions	-	100,000	-	100,000
Net loss for the year ended December 31, 2001	-	-	(145,962)	(145,962)
Balance, end of year	$ 15,000	100,000	60,155	175,155

The accompanying notes are an integral part of the financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss		$(145,962)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	$ 5,046	
Increase in commissions receivable	(308,171)	
Increase in other receivable	(16,459)	
Increase in income tax receivable	(9,898)	
Decrease in deposits	11,000	
Increase in accounts payable and other liabilities	7,322	
Increase in commissions payable	269,974	
Total adjustments		(41,186)
Net cash flows used for operating activities		(187,148)
Cash flows from investing activities		-
Cash flows from financing activities:		
Capital contributions	100,000	
Net cash flows provided by financing activities		100,000
Net decrease in cash		(87,148)
Cash and cash equivalents at beginning of year		174,136
Cash and cash equivalents at end of year		$ 86,988

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ 7,402

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result primarily from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

The commissions payable represent amounts due the Company's sales representatives in connection with the sale of securities.

(3) DEPOSITS

The deposit of $25,000 as of December 31, 2001, consists of monies being held by Penson Financial Services, the Company's clearing broker/dealer.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$ 52,039
Office furniture and fixtures	8,668
	60,707
Less accumulated depreciation	(49,281)
Net property and equipment	$ 11,426

Depreciation expense for the year ended December 31, 2001, was $5,046.

(5) PROVISION FOR INCOME TAXES

Income tax expense (benefit) consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800
Benefit	$(9,898)	$ -	$ (9,898)

(5) PROVISION FOR INCOME TAXES, Continued

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2001.

(6) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital ratio was 3.49 to 1 and net capital was $135,650 which exceeded the required minimum capital by $35,650.

(7) COMMITMENTS

The Company entered into a sixty month lease expiring May 31, 2006, for an office suite in Irvine, California. Minimum future lease payments in this lease at December 31, 2001, are as follows:

2002	$ 287,773
2003	287,773
2004	287,773
2005	287,773
2006	119,906
	$ 1,270,998

Rent expense for the year was $250,525.

The Company has leased various computer equipment. The terms of the leases are for thirty-six month periods and the monthly lease expense totals $4,561. The leases are treated as operating leases.

As of December 31, 2001, minimum rental lease payments through the remainder of the lease terms are as follows:

2002	$ 41,462
2003	10,640
Total minimum future rental payments	$ 52,102

FINANCE 500, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total equity from statement of financial condition		$ 175,155
Less non-allowable assets:		
Property and equipment	$ (11,426)	
Other receivable	(16,459)	
Income tax receivable	(9,898)	(37,783)
Net capital before haircut		137,372
Haircut on money market		(1,722)
Net capital		$ 135,650

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 31,531
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 35,650

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 472,960
Ratio of aggregate indebtedness to net capital	3.49 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Finance 500, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Finance 500, Inc. for the year ended December 31, 2001, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Long Beach, California
February 5, 2002